

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 23, 2009

Mr. E. Nikolas Tavlarios
President
Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171

> **Re:** **Aegean Marine Petroleum Network Inc.**
> **Registration Statement on Form F-3**
> **Filed November 5, 2009**
> **File Number 333-162916**
>
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 22, 2009**
> **Form 6-K/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed November 12, 2009**
> **Response Letter Dated December 4, 2009**
> **File No. 001-33179**

Dear Mr. Tavlarios:

    We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Protection and Indemnity Insurance, page 42

1.   We considered your response to the prior comment 10 in our comment letter dated November 30, 2009 and reissue this comment. Please describe for us the provisions or additional liabilities you might be responsible for upon termination of your current coverage.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Suying Li at (202) 551-3335, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

 H. Roger Schwall
Assistant Director